UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-37922

ZTO Express (Cayman) Inc.

Building One, No. 1685 Huazhi Road

Qingpu District

Shanghai, 201708

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

We made an announcement dated June 2, 2021 with The Stock Exchange of Hong Kong Limited in relation to the results of the annual general meeting of shareholders held on June 2, 2021. For details, please refer to exhibit 99.2 to this current report on Form 6-K.

Exhibit Index

Exhibit 3.1 – Third Amended and Restated Memorandum of Association and Articles of Association of the Registrant

Exhibit 99.1 – Press Release

Exhibit 99.2 – Announcement – Results of the 2021 Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZTO Express (Cayman) Inc.

By	:	/s/ Huiping Yan
Name	:	Huiping Yan
Title	:	Chief Financial Officer

Date: June 2, 2021

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